UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Equity Grant to Office Holder

On October 24, 2017, Gazit-Globe Ltd. the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and the Israeli Securities Authority (the “ISA”) that as a result of the approval received from the Company’s compensation committee, board of directors (the “Board”) and shareholders (in the case of the shareholders, at the 2017 annual and special general meeting of shareholders held on October 17, 2017 (the “Meeting”)), the Company has granted certain equity compensation to Mr. Zvi Gordon, the Company’s Vice President of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder. The grant is exempt from registration under the U.S., Canadian, and Israeli securities laws as a private placement; the shares underlying such securities are subject to registration in Israel.

Pursuant to the grant, Mr. Gordon will receive unregistered options to purchase up to an aggregate of 224,848 Common Shares of the Company, par value 1.00 New Israeli Shekel (“NIS”) per share (“Common Shares”) (constituting approximately 0.12% of the issued and outstanding share capital of the Company (0.11% on a fully diluted basis)) (the “Options”). Mr. Gordon will also receive 19,985 unregistered restricted stock units (“RSUs”), which represent the right to receive, upon settlement, 19,985 Common Shares (constituting approximately 0.01% of the issued and outstanding share capital of the Company (0.01% on a fully diluted basis)).

The exercise price of the Options is NIS 34.308 per share, subject to adjustment based on changes in the Israeli Consumer Price Index (the “CPI”) relative to the CPI on the date of the Meeting. The exercise price of the Options was determined based on the average trading price of the Common Shares during the 30 trading day period prior to the date of the Meeting on the Tel-Aviv stock exchange.

The Options will vest over a period of three years (commencing on June 19, 2017, which is the date on which Mr. Gordon began to serve in his position as VP of Investments of the Company) in three equal annual portions, and will expire on the fourth anniversary of the grant date (i.e., the fourth anniversary of October 17, 2017, when the grant was approved by the Company’s shareholders). In the event of termination of Mr. Gordon’s employment as the Company’s VP of Investments for any reason (except as described in the next sentence), including death, disability or resignation, all then-unvested Options and RSUs will expire, and Mr. Gordon will have a 90 day period following termination to exercise any Options that have already vested but have not yet been exercised. If Mr. Gordon’s employment is terminated by the Company within 12 months following a change of control of the Company, however (other than under circumstances in which Mr. Gordon would not be entitled to severance compensation, as set forth in his employment agreement), vesting of all then-unvested Options and RSUs will accelerate.

Mr. Gordon will be entitled to elect between two mechanisms for exercising vested Options: (a) cash payment in full of the exercise price in exchange for the number of Common Shares underlying such payment; or (b) cashless exercise, pursuant to which, upon exercise, Mr. Gordon will receive that number of Common Shares reflecting the aggregate value of the difference between the trading price of the Common Shares on the exercise date and the exercise price of the Options, in which event Mr. Gordon will pay the Company the par value of the Common Shares actually issued to him.

The number of Common Shares underlying the Options and RSUs, and the exercise price of the Options, are subject to customary adjustments due to share splits, reverse share splits, special dividends, rights offerings, recapitalizations and similar adjustment events to the Company’s share capital, as well as in the event of a merger, reorganization or similar event involving the Company. The amount of certain cash dividends paid by the Company during the period when RSUs are outstanding but not yet vested will be paid to Mr. Gordon.

The grant of the Options and RSUs is subject to obtaining the approval of the TASE to list the Common Shares to be issued upon exercise and settlement, respectively.

For further information concerning Mr. Gordon’s compensation terms, including the Options and RSUs granted to him, please see Proposal 8 in the Proxy Statement for the Meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on September 20, 2017.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 25, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

3